                                                                      Exhibit 99(2)

                         COMMONWEALTH OF THE BAHAMAS
                         New Providence

                         DATED the 26th day of May, 2003

                          BETWEEN:-

                                            THE GOVERNMENT OF THE

                                         COMMONWEALTH OF THE BAHAMAS

                                                     and

                                        KERZNER INTERNATIONAL LIMITED

                                     ______________________________________

                                             HEADS OF AGREEMENT

                                     ______________________________________

COMMONWEALTH OF THE BAHAMAS

New Providence

THESE HEADS OF AGREEMENT are made the 26th day of May, 2003.

BETWEEN :

(1)      The Government of the Commonwealth of The Bahamas  represented  herein by, WENDELL MAJOR,  Secretary of the National Economic Council, (hereinafter called "the Government") and;

(2)      KERZNER  INTERNATIONAL  LIMITED a company  incorporated  under the laws of and having its registered office in the  Commonwealth  of The Bahamas,  to include its relevant  subsidiaries  and  affiliates at every tier, represented herein by SOLOMON KERZNER, Chairman and Chief Executive (hereinafter called "Kerzner").

RECITALS

WHEREAS : -

A.       Kerzner,  through its  subsidiaries  or  affiliates,  jointly  with  others or on its own,  owns and operates  properties on Paradise Island including the Atlantis Resort,  the Ocean Club and the Ocean
         Club Golf  Course,  Harborside  at  Atlantis  and certain  undeveloped  land ("the  Paradise  Island
         Properties");

B.       The parties hereto entered into a Heads of Agreement dated 18th August,  1993, as  supplemented  and amended by Heads of Agreement  dated 13th December,  1995 ("the 1995 Heads of  Agreement")  and 28th
         November,  1997  (together  "the Prior Heads of  Agreement"),  in respect of the  development of the first two phases of Kerzner's development program on Paradise Island ("Phase I" and "Phase II");

C.       Phases I and II being  completed,  Kerzner  is about to  commence  the  third  phase of  development
         ("Phase III") as more particularly defined in paragraphs 1.1 and 1.2 hereof;

D.       The  Government has approved in principle the works and  investments  by Kerzner  comprised in Phase
         III and in  consideration  thereof has agreed to certain  incentives and concessions  upon the terms and conditions hereinafter contained.

NOW THESE HEADS OF AGREEMENT WITNESSETH in consideration of the premises as follows:-

1.       OBLIGATIONS OF KERZNER

1.1      Subject  to the  matters  contained  or  referred  to in  paragraph  11 hereof,  and  subject to the
         Government  complying with its  obligations  hereunder,  Kerzner hereby agrees to spend a minimum of
         US$600  million  directly  towards  the  development  and  construction  of Phase III to include the following:

         1.1.2    To  construct  a new hotel  comprising  a minimum  of 1,000  rooms to be  located on a site comprising the former  Pirates' Cove and Paradise  Paradise hotel sites and expand existing convention facilities by at least 50,000 square feet ("the New Hotel and Facilities");

         1.1.3    To construct 3 luxury villas at the Ocean Club ("the Ocean Club Villas");

         1.1.4    To construct  approximately  20,000  square feet of restaurant  and retail  facilities on a
                  7-acre site  adjacent to the  Atlantis  Marina,  including  new resort  restaurant  and bar facilities to be operated by Kerzner  ("Marina  Village").  The retail  facilities shall be operated by Bahamians  with the  exception of the resort logo store which shall be operated by Kerzner;

         1.1.5    Expansion  of the  water-based  attractions  of  Atlantis,  including  a new  dolphin  swim attraction ("the Expanded  Attractions").  Kerzner shall meet the reasonable  protocols and requirements of the relevant  Government  agencies,  including the Ministry of Agriculture,
                  Fisheries and Local  Government,  the Ministry of Health and the BEST Commission,  and give proper  consideration  to the concerns of the Bahamas  National  Trust,  particularly  with respect to the establishment of a dolphin swim attraction;

         1.1.6    To construct and provide for the initial  equipping of a Fire and Ambulance Station on land owned by Kerzner,  to be operated and maintained by the Government under a 99-year lease at a peppercorn rent, pursuant to paragraph 9.5 hereof ("the Fire and Ambulance Station");

         1.1.7    To develop a golf course pursuant to paragraph 12 hereof ("the New Golf Course");

         1.1.8    To expand the existing  Potable Water  Production and Treatment Plant and any other private
                  (as  opposed  to  public  utility)  infrastructure  upgrades  or  expansions  necessary  to accommodate the other aspects of Phase III ("the Utilities and Infrastructure  Expansion");
                  and

         1.1.9    To construct an expansion of  Harborside at Atlantis by the addition of  approximately  120
                  2-bedroom units on adjacent land alongside Nassau Harbour ("Harborside Phase II").

1.2      Phase III is divided  into two parts.  Phase  III-A shall  comprise  the Ocean Club  Villas,  Marina
         Village,  the Fire and Ambulance  Station and  Harborside  Phase II. Phase III-B shall comprise the New Hotel and Facilities,  the New Golf Course, the Expanded  Attractions and the Utilities
         and Infrastructure  Expansion.  Kerzner undertakes to commence  construction of Phase III-A and
         Phase III-B as follows:

         1.2.1    Construction  shall  commence  on aspects  of Phase  III-A by 31st  December,  2003 and the balance by 30th June, 2004, with an anticipated  substantial completion date of all aspects of Phase III-A by 31st December, 2005,

         1.2.2    Subject to the  matters  contained  or  referred  to in  paragraph  11 hereof,  Phase III-B construction  shall commence by 31st December of 2004. It is expected that the construction period for Phase III-B shall not exceed 36 months.

         1.2.3    Kerzner  may, in its  discretion,  move  aspects  from Phase  III-B to Phase III-A  without prejudice to the application of the matters contained or referred to in paragraph 11 hereof with respect to Kerzner's decision to proceed with the remaining aspects of Phase III-B.

1.3      For the purposes of these Heads of  Agreement,  the  following  terms shall be assigned the meanings below:

         1.3.1    "subsidiaries"  or  "affiliates"  shall include,  as to a party,  any  corporation or other entity or person  controlled by, under common control with, or which controls,  directly or indirectly,  such party, or of which such party is, directly or indirectly,  at least a 50%
                  owner.

         1.3.2    "commencement  of  construction"  when applied to either Phase III-A or Phase III-B,  shall mean the date upon which the first site works are  commenced  with respect to any aspect of
                  Phase III-A or Phase III-B respectively.

         1.3.3    "substantial  completion  of Phase  III"  shall  mean the date upon which the New Hotel and
                  Facilities open for business,  or, in the event that Kerzner serves a Phase III-B Notice in accordance with paragraph 11 hereof, the later of the Phase III-B Determination Date or the date upon which the final aspect of Phase III that is constructed opens for business.

1.4      Kerzner agrees in the development of Phase III to abide by the following:

         1.4.1    Assuming  completion  of all  aspects  of both  Phase  III-A and Phase  III-B,  to create a minimum of 2,000 additional permanent jobs for Bahamians;

         1.4.2    To utilize Bahamian materials and services,  subject to competitive terms, price, delivery, efficiency and quality  consistent with a first class resort,  to international  standards.
                  Also,  accepting  that the scale and complexity of the proposed  construction  will require the involvement of major  international  construction  companies and  sub-contractors,  and having  regard to  standards of  efficiency  and quality of a first class  resort,  Kerzner undertakes to use its best efforts to ensure that  meaningful  joint  venture  arrangements are made, where possible and appropriate, with qualified and suitable Bahamian companies.

1.5      Subject to Kerzner  proceeding with Phase III-B, and in  consideration of the Government's  approval for Kerzner's  expansion of its existing  Potable Water  Production  and  Treatment  Plant,  Kerzner
         undertakes  to buy from the Water and Sewerage  Corporation a minimum of $1.6 million worth of water per  annum,  at a per unit cost not to exceed the per unit cost to  Kerzner  of  producing  the same quantity of water at its  facility  ("the  Annual  Quota"),  subject to the supply of water  meeting
         Kerzner's quality  requirements,  which shall be no more onerous than those applied to Kerzner's own water  production  facility.  Kerzner's  undertaking  to buy  water  from  the  Water  and  Sewerage
         Corporation shall be from the date the New Hotel and Facilities open for business,  and continue for the period of 11 years from the Relevant  Date, as hereinafter  defined.  Kerzner may use its Annual
         Quota as and when its usage  requirements  demand  during the 12-month  period,  and shall be billed accordingly.  In the event that there are days that  Kerzner's  request for water  supply  cannot be fulfilled due to an inability to meet Kerzner's  quality  and/or  quantity  requirements,  Kerzner's
         Annual Quota shall be reduced accordingly.

2.       CASINO MANAGEMENT

Subject to continuing  compliance  with the  requirements of the Gaming Board of The Bahamas and the terms of the Casino  Management  Agreement  as varied by the terms of this  Agreement,  or, in the case of  variations made by the terms of Prior Heads of  Agreement,  as confirmed by this  Agreement,  the  Government  agrees as follows:

2.1      To cause the existing  Casino  Management  Agreement  ("the Casino  Management  Agreement")  between
         Paradise  Enterprises Limited ("the Licencee") and the Hotel Corporation of The Bahamas ("HCB") with respect to the Atlantis Casino together with any extension or expansion,  thereof ("the Casino ") to be extended  to expire  Twenty  (20) years from the  earlier of 31st  December,  2007 or the date of substantial completion of Phase III ("the Relevant Date").

2.2      To support the annual  renewal of the  existing  Casino  Management  Licence  ("the  Licence")  with respect to the Casino to cover the period of the Casino Management Agreement;

2.3      Except for  obligation  to support the proposal  for the  operation of a slot casino at the Radisson
         Resort on Cable Beach and the  obligation  to  facilitate  the grant of a licence to the operators of the hotel situated on the  Southwestern  end of New  Providence,  presently  known as the South Ocean
         Golf and Beach Resort,  to the extent that such obligations still exist, no new casino licences shall be granted  with  respect to gaming  operations  in New  Providence  or Paradise  Island for a period expiring Twenty (20) years after the Relevant Date.

3.       CASINO MANAGEMENT FEES

Upon  commencement  of  construction  of Phase III-A and for a period of 20 years from the Relevant Date, the
Government  shall cause the terms as to annual  payments in respect of Casino Tax and Casino  Management Fees in respect of the Casino to be as follows:

 3.1      Schedule:

         3.1.1     "Annual Licence Fee" of $100,000.00 per thousand square feet of floor space of the Casino;

         3.1.2     "Minimum Win Tax" of $4.3 million on gaming winnings up to $20 million;

         3.1.3     "Win Tax" of 10.0% of gaming winnings in excess of $20 million.

3.2      From the  commencement  of  construction  of Phase  III-A,  and for a  period  of 11 years  from the
         Relevant Date, the Government will permit to be deducted from the sums payable under 3.1 above:

         3.2.1     $5 million from the amount of the Annual Licence Fee;

         3.2.2    50% of the annual gaming Win Tax in excess of $20 million.

3.3      The  deduction  allowed by  paragraph  3.2.2  hereof  shall  cease to apply  with  respect to gaming winnings  exceeding  $175 million in any year up to and including the year 2010, and $200 million in each successive year.

3.4      In the event that the amount of, or formula for  computing the fees,  taxes and/or  annual  payments required to be made by Kerzner to the  Government,  or any of its  agencies,  in the  management  or operation of the Casino is changed  during the period  starting from the date of this  Agreement and ending on the date 20 years from the Relevant Date, the aggregate  amount of such payments shall not exceed the amount  payable  under this  Agreement.  For the  avoidance  of doubt,  the `fees,  taxes and/or annual  payments' to which this  paragraph  applies shall not include  levies not specific to the management or operation of a casino, such as payments made with respect to National Insurance.

3.5      Kerzner shall be permitted to continue to operate the Casino  following  the  expiration of the term extended by  paragraph  2.1  hereof.  At no time shall  Kerzner be treated on terms less  favourable than those applied to other  managers or operators of casinos in New  Providence or Paradise  Island with  respect to casino  fees and  casino  taxes,  or, in the event that there are no other  casinos operated in New Providence or Paradise  Island,  on terms less  favourable than those applied to the manager or operator of the next largest casino in The Bahamas.

3.6      Pending  the coming into  effect of the  incentives  granted by  paragraphs  3.1 or 3.2 hereof,  the provisions of paragraph 3 of the 1995 Heads of Agreement shall be in effect.

4.       HOTELS ENCOURAGEMENT ACT AND OTHER LEGISLATION

4.1      The proposed  development  comprising  Phase III (other than Harborside II which is separately dealt with in  paragraph 5 hereof)  shall be eligible  for  exemption  from customs duty in respect of all materials  necessary for the construction,  equipping,  furnishing and completing the development of
         Phase III pursuant to the Hotels Encouragement Act, Ch 289 ("HEA"), and other existing  legislation, and shall be treated as a `New  Hotel' for the  purposes  of  concessions  under the HEA.  The items subject to such relief shall specifically  include  construction  materials,  bunker oil and diesel, furniture,  fixtures,  casino games and equipment, and other equipment required for construction and equipping of all aspects of the Phase III development,  consistent with the practices  followed with respect  to the  Phase  II  development.  Similar  exemption  shall be  given  for the  fire  truck, ambulance and other items of equipment for the initial equipping of the Fire and Ambulance Station,.

4.2      All  construction  plant and vehicles  necessary for the Phase III  development may be imported into and exported from The Bahamas free of customs duties,  on a pre-approved  basis. Such approvals will be restricted to specialized  and/or heavy vehicles and equipment,  and shall be consistent with the practices followed in Phase II, including with respect to the requirement of a bond.

4.3      The New Hotel and Facilities,  the New Golf Course, Ocean Club Villas,  Marina Village, the Expanded
         Attractions,  the Fire and Ambulance Station and the Utilities and Infrastructure Expansion shall be exempted  from  payment  of Real  Property  Tax for a period of Ten (10)  years from the date of the opening for business of each such aspect of Phase III, and subject to the maximum levy  provided for by HEA for a further period of Ten (10) years.

4.4      No Stamp Duty shall be payable by Kerzner in respect of the  materials,  equipment  and  furnishings referred to in paragraphs 4.1 and 4.2 hereof consistent with the practices  followed with respect to the Phase II development.

5.       HARBORSIDE PHASE II CONCESSIONS

It is agreed as follows:

5.1      The  proposed  development   comprising   Harborside  Phase  II  be  exempted  from  customs  duties substantially  equivalent to those to be provided in respect of the other aspects of Phase III, with the exception that it is understood that stoves,  refrigerators and kitchen  appliances would not be eligible for duty exemptions.

5.2      The  Government  is in the process of reviewing  The Bahamas  Vacation  Plan and  Time-sharing  Act.
         Kerzner  shall be  entitled  to  receive  any  additional  benefits  that may  become  available  to developers of timeshare resorts in The Bahamas.

6.       SKILLS TRAINING FOR BAHAMIANS AND ENGAGEMENT OF NON-BAHAMIAN PERSONNEL

It is  agreed  that  Kerzner  will  maximize  the  employment  of  Bahamians  in all  stages of the Phase III development  and,  arising  out of  the  Phase  III  development,  will  reasonably  promote  entrepreneurial opportunities  for Bahamians.  The Government  recognizes that the timely completion of Phase III on a highly accelerated  schedule,  and the successful operation of the completed Phase III to the highest  international standards will necessitate the employment of non-Bahamians.  It is agreed as follows:

6.1      For the  construction  periods of Phase III,  Kerzner agrees to publicise and offer both  employment opportunities  and equal  opportunities  for qualified  Bahamian  contractors  to participate in the bidding process for Phase III, and to promote  appropriate  joint ventures between  non-Bahamian and
         Bahamian contractors.  The Government,  relying on the good faith efforts of Kerzner to maximize the employment of Bahamians,  undertakes to facilitate the grant of work permits and business  licences, and other necessary  Government or Government agency approvals on a specified and highly accelerated basis,  consistent with practices  followed in Phase II, in respect of such  non-Bahamian  personnel and contractors as Kerzner shall require.

6.2      Kerzner shall use best efforts to collaborate with The Bahamas  Technical and Vocational  Institute, or any other  agency  similar  in  purpose  designated  by the  Government  during the course of the development of Phase III.

6.3      In recognition of the need in the  management  and operation of the Paradise  Island  Properties for employees  with special  skills or experience,  Kerzner will be granted  Twenty-five  (25) new, work permits for non-Bahamian  employees based in The Bahamas on the same highly  accelerated basis as in paragraph 6.1 above.

6.4      Kerzner shall continue to maximize the  employment of Bahamian  musicians and  entertainers  and use reasonable efforts to acquire and display Bahamian artwork at the Paradise Island Properties.

6.5      Kerzner  will  continue  with and  further  develop  its  training  programmes,  for the  purpose of qualifying  more  Bahamians for  employment in the operation and  management of the Paradise  Island
         Properties,  and  collaborate  with the  School of  Hospitality  of the  College  of The  Bahamas in
         curriculum development and training.

7.       PHASE III PERMISSIONS

In order to minimize the  disruption of normal resort  operations  which will  necessarily  result during the construction  period  of  Phase  III,  the  parties  recognize  that  timing  is  critical,  not  only  as to commencement  and timely  completion of the  construction  works, but also as to the scheduling of such works around high tourism  seasons,  and agree that the Government  will use its best  endeavours to facilitate the grant of all necessary  permissions  and approvals,  consistent  with the practices  followed with respect to the Phase II  development,  so as to allow Phase III to commence and proceed to completion on an  accelerated schedule.  In the event that  Kerzner  experiences  undue delays or failure by Customs,  Exchange  Control or other  relevant  Governmental  agency in the grant of  permissions  or  approvals,  Kerzner  shall notify the
Government  in writing of such  delays and the  Government  shall take  appropriate  action to  expedite  the issuance of such delayed permissions or approvals.

8.       JOINT MARKETING

As of the 31st December,  2002,  being the expiration date of the existing joint marketing  agreement,  a new agreement shall take effect upon the following terms:

8.1      During the 5 year period  commencing on the 1st January,  2003 the Government shall contribute up to
         $4 million per annum  towards the costs and expenses of the  marketing  activities of Kerzner as set forth or referred to in paragraph 8.2 below, on a basis to be matched dollar for dollar by Kerzner.

8.2      The costs and expenses to which the  contributions  referred to in  paragraph  8.1 above shall apply are the  direct  costs  (excluding  the  cost  of  salaries  paid to  employees  of  Kerzner  or its subsidiaries)  relating to (i) the staging of approved  marketing events,  (ii) marketing and public relations  activities  and  (iii)  the  production  and  placement  of  advertisements  in all media including,  but not limited to,  television,  radio and print,  to promote the  destination  and the
         Paradise Island Properties including Phase III.

9.       INFRASTRUCTURE IMPROVEMENTS

The Government,  for the benefit of the Bahamian  public and  recognizing  the  requirements of a world-class tourism  destination,  will pursue  improvements to the infrastructure of New Providence and Paradise Island, in particular, as follows:

9.1      The  Government  will continue to address the  improvement  of the road networks on New  Providence, including the access to and from Nassau International Airport and Paradise Island.

9.2      The Government will address needed and substantial  improvement of the Nassau International  Airport facility.

9.3      Any necessary  expansion of the facilities of BEC in order to meet the requirements of the completed
         Phase III shall be  undertaken  by and at the expense of BEC, in  particular  the  construction  and equipping  of a new 15MW  Transformer  Substation  on  Paradise  Island,  together  with  all  other supporting  infrastructure  necessary to support secure electricity  supplies to the Paradise Island
         Properties  and  Phase  III,  without  need  for  unusual  load-shedding  or other  interruption  in electricity supply to the Paradise Island Properties and Phase III.

9.4      The  Government   will  undertake  any  necessary   expansion  of  the  facilities  of  The  Bahamas
         Telecommunications  Company in order to meet the  requirements  of Phase III prior to the opening of the relevant aspect of Phase III.

9.5      The Government shall operate and maintain the Fire and Ambulance Station.

10.      UNITED STATES TAX DEDUCTIONS

The  Government  will continue to pursue  negotiations  with the United States with a view to qualifying  The
Bahamas  as an  eligible  country  allowing  the costs of  holding  business  conventions  in the  country as deductions on United States taxes on terms comparable to those applicable to other jurisdictions.

11.      PHASE III-B AND REDUCTION OF INCENTIVES

The parties agree as follows:

11.1     If Kerzner determines on or before 31st December,  2004 ("the Phase III-B  Determination  Date") not
         to proceed with some or all of the aspects of Phase III-B,  Kerzner  shall notify the  Government by way of a notice in writing addressed to the Secretary of the National Economic Council,  with a copy to the  Permanent  Secretary to the Ministry of Financial  Services and  Investments  (or such other addresses as the  Government  shall notify to Kerzner in writing),  listing  those  aspects of Phase
         III-B not to be constructed ("a Phase III-B Notice").

11.2     Upon  service of a Phase III-B  Notice,  and provided  that the  Government  and its  agencies  have complied with all of their obligations  hereunder,  the incremental value of the incentives  granted by paragraph  3.2 hereof as compared to the value of the  incentives  granted  pursuant to paragraph
         3.2 of the 1995 Heads of Agreement  shall be reduced as of the date of the Phase III-B Notice by the
         Relevant  Percentage.  The `Relevant  Percentage' shall be 100% minus the amount of dollars actually invested in or committed to Phase III  expressed as a percentage  of $600  million,  being the total investment  contemplated  herein.  The  incentives  and  agreements  contained or referred to herein shall otherwise remain in full force and effect.

12.      GOLF COURSE

12.1     Recognizing  the need for another golf  facility  within close  proximity  to Paradise  Island,  the
         Government  agrees,  subject to the  environmental  matters  referred to in paragraph 13 hereof,  to facilitate the grant of all necessary  permissions  to allow the  development of Athol Island into a new  18-hole  golf  facility.  In  developing  the golf  course,  the  parties  will have  regard to environmental  considerations,  including the  possibility of developing a links-style  golf course.
         Further in this regard,  the parties will meet the  reasonable  protocols  and  requirements  of the
         relevant  Government  Agencies  including  the  Ministries  of  Agriculture,   Fisheries  and  Local
         Government,  the Ministry of Health and the BEST  Commission,  and give proper  consideration to the concerns of The Bahamas National Trust.

12.2     The ownership and  development  of the golf facility  shall be conducted as a joint venture  between
         Kerzner and an agency to be nominated  by the  Government,  on terms  reasonably  acceptable  to the parties ("the JV Entity").  The Government agrees that it shall lease such land,  including any land to be  reclaimed,  to the JV  Entity  for a  99-year  term,  at a  nominal  rent and  Kerzner  shall contribute to the JV Entity capital of at least  $15,000,000  for the remediation and development of the land (with the benefit of full HEA concessions).

12.3     The  management  and  operation  of the golf  facility  shall be subject to a  management  agreement between the JV Entity and Kerzner,  or a qualified  third party operator  acceptable to the parties, on commercially reasonable terms.

12.4     It is  agreed  that  the  golf  facility  shall be  accessible  to  guests  of the  Paradise  Island
         Properties,  guests of other resort properties on Paradise Island and New Providence, as well as the general  public  on terms to be  agreed,  including  tee-time  management  policies  and  reasonably competitive  green fees, taking into  consideration the world-class  nature of such facility and the capital expended thereon.

12.5     It is agreed  that the only  buildings  to be  constructed  on Athol  Island  will be  buildings  in connection  with the  maintenance  and  operation of the golf course and facility,  and,  except for living  accommodation  for golf course staff or security (if deemed  necessary),  the development of
         Athol  Island as  contemplated  by this  Agreement  shall not  include the  construction  of private residences.

12.6     The parties agree that the  development  of Athol Island shall not affect the public's  right to use its beaches.

13.      ENVIRONMENTAL INTEGRITY

Kerzner agrees as follows:

13.1     To commission and submit for the expeditious  consideration  of the BEST Commission an Environmental
         Impact Study or Studies  ("EIS"),  prepared by qualified  consultants  in connection  with Phase III which studies shall be evaluated by the BEST Commission or any other relevant Government agencies.

13.2     To meet the reasonable  protocols and requirements of the relevant  Government  agencies,  including the Ministry of  Agriculture,  Fisheries and Local  Government,  the Ministry of Health and the BEST
         Commission in relation to all aspects of the development and operation of Phase III.

13.3     Give proper consideration to the concerns of the Bahamas National Trust.

13.4     To the  extent  reasonably  requested  by the  BEST  Commission,  to pay the  reasonable  costs of a qualified  consultant  or  consultants  to assist  the BEST  Commission  in  evaluating  the EIS and monitoring  compliance with the protocols and requirements referred to in paragraph 13.2 hereof with respect to the Dolphin Experience and the development of the New Golf Course on Athol Island.

14.      SHARES AND COMMUNITY CONTRIBUTION PROGRAMME

Kerzner agrees as follows:

14.1     Kerzner shall make good faith efforts to make available  500,000 shares in Kerzner for  subscription by residents of The Bahamas by the  substantial  completion of Phase III-B,  subject to consultation with  Kerzner's  bankers  and the  Central  Bank of The  Bahamas,  and  feasibility  under  laws and regulations  governing  Kerzner  and  its  shares,  and  taking  into  account  relevant  commercial considerations.

14.2     To contribute the sum of US$2,000,000  to benefit such community  programmes in The Bahamas as shall be designated by the Government,

15.      ASSIGNMENT

Kerzner shall not assign its rights or obligations  under this Agreement  without the written  consent of the
Government,  such  consent not to be  unreasonably  withheld or delayed.  This  provision  shall not apply to assignment by Kerzner to or between its  wholly-owned or controlled  entities,  provided however that Kerzner shall notify the Government in writing within 14 days of any such assignment.

16.      FURTHER ASSURANCE

The  parties to this  Agreement  will do all acts and things and sign and  execute  all  documents  and deeds requisite  for the purpose of  implementing  the terms of this  Agreement  in such form and to such effect as the other party may reasonably require.

17.      MUTUAL WARRANTY AND ACKNOWLEDGMENT

17.1     Each of the parties warrants its power and authority to enter into these Heads of Agreement.

17.2     The parties  hereto agree that they will work together in a spirit of mutual  co-operation  and good faith  towards the timely  completion  of Phase III,  and will  co-operate  with each other to allow reasonable  monitoring of compliance with the terms of these Heads of Agreement,  provided that such monitoring shall not place unreasonable  burdens on either party or unreasonably hinder or delay the development of Phase III.  During the  development of Phase III,  Kerzner agrees to provide  reports to the Ministry of Finance,  with copies to the Ministry of Financial  Services and  Investments and
         to the Secretary to the National  Economic  Council,  summarizing the cumulative  amount expended by
         Kerzner in the development of Phase III on a quarterly basis.

17.3     Notwithstanding   anything  to  the  contrary  contained  or  referred  to  herein,  the  Government acknowledges  that Kerzner shall at no time be treated upon terms,  particular or general,  any less favourable  than those  available  to any other  operators  of resorts  with at least 700 rooms that include a casino, located in New Providence or Paradise Island.

17.4     Either  party,  upon  receipt of a specific  request in writing from the other,  shall  provide such information  as the  requesting  party  shall  reasonably  require  to enable  such party to monitor compliance of the other with the relevant terms of this Agreement.

18.      SEVERANCE

If any provision of these Heads of Agreement is declared by any judicial or other  competent  authority to be void,  voidable,  illegal  or  otherwise  unenforceable  the  parties  shall  amend  that  provision  in such reasonable  manner as achieves the intention of the parties  without  illegality or at the  discretion of the parties the  provision  may be severed from these Heads of Agreement  and the  remaining  provisions of these
Heads of Agreement shall remain in full force and effect.

19.      FORCE MAJEURE

If for any reason  outside the control of either  party to this  Agreement,  including,  without  limitation, such  events as war,  industrial  action,  hurricanes,  floods,  Acts of God,  terrorist  activities,  travel advisories affecting travel to The Bahamas,  freight embargoes,  civil commotion,  or any significant adverse change  in  economic  conditions  or in the  financial  markets  of the  United  States  of  America,  or any significant  decrease or  disruption  in airlift to The Bahamas any  provision  of this  Agreement  cannot be performed  or  fulfilled,  then  for  the  duration  of such  condition  Kerzner  shall  be  excused  from so performing,  and the incentives  granted pursuant to this Agreement shall be extended for a reasonable period of time.

20.      HEADINGS

Headings  contained  in  these  Heads  of  Agreement  are for  reference  purposes  only  and  should  not be incorporated  into these Heads of Agreement  and shall not be deemed to be any  indication  of the meaning of the paragraphs to which they relate.

21.      AMENDMENTS

Any amendment to these Heads of Agreement shall be in writing and executed by both parties.

22.      COUNTERPARTS

These Heads of Agreement may be executed in any number of counterparts,  each of which counterparts,  when so executed and  delivered,  shall be deemed to be an original and all of which  counterparts,  taken  together, shall constitute one and the same Heads of Agreement.

23.      PREVIOUS HEADS OF AGREEMENT

These Heads of  Agreement  hereby  amend and restate  the Prior  Heads of  Agreement,  to the effect that the
Prior Heads of Agreement  shall be  superceded  by these Heads of  Agreement,  subject to the  provisions  of paragraph 3.6 hereof.  For the avoidance of doubt, any written  agreements  emanating from the prior Heads of
Agreement  (such as  agreements  entered  into  under  the HEA)  shall  remain in full  force  and  effect in accordance with their respective terms.

24.      GOVERNING LAW AND JURISDICTION

This Agreement  shall be governed by the laws of the said  Commonwealth  of The Bahamas and in the event that any suit or legal action is commenced by either party,  the other party  agrees,  consents and submits to the exclusive, jurisdiction of the courts of the said Commonwealth of The Bahamas.

                                        [Signature page to follow]

                                            THE GOVERNMENT OF THE COMMONWEALTH OF THE BAHAMAS

                                            By :

                                            /s/ Wendell Major
                                            ---------------------------------------------------

                                            Name:  Wendell Major

                                            Title:  Secretary of the National Economic Council

                                            KERZNER INTERNATIONAL LIMITED

                                            By :

                                            /s/ Solomon Kerzner
                                            ---------------------------------------------------

                                            Name:  Solomon Kerzner

                                            Title:  Chairman and Chief Executive

                                    Extract from 1995 Heads of Agreement

For the purposes of Paragraph 3.6:

 3.1      Schedule:

         3.1.1     "Annual Licence Fee" of $100,000.00 per thousand square feet of floor space of the Casino;

         3.1.2     "Minimum Win Tax" of $4.3 million on gaming winnings up to $20 million;

         3.1.3     "Win Tax" of 12.5% of gaming win between $20 million and $120 million;

         3.1.4     "Win Tax" of 10.0% of gaming winnings in excess of $120 million.

3.2      From the period of 11 years from the said  completion  and opening of the Project1,  the  Government will permit to be deducted from the sums payable under 3.1 above:

         3.2.1     $5 million from the amount of the Annual Licence Fee;

         3.2.2    45% of the annual gaming Win Tax in excess of $20 million but less than $120 million.

--------
1 Date of completion of Phase II and opening of the Project - December 1998